FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	November	……………………………………………… ,	2020

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date…	November 12, 2020	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the third quarter ended September 30, 2020

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the third quarter ended

September 30, 2020

CANON INC.

Tokyo, Japan

CONTENTS

		Page
I	Corporate Information

	(1) Consolidated Financial Summary	2

	(2) Description of Business	2

II	The Business

	(1) Risk Factors	3

	(2) Operating Results and Financial Conditions	3

	(3) Significant Business Contracts Entered into in the Third quarter of Fiscal 2020	7

III	Company Information

	(1) Shares	8

	(2) Directors and Executive Officers	10

IV	Financial Statements

	(1) Consolidated Financial Statements	11

	(2) Other Information	48

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I.	Corporate Information

(1)	Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Nine months ended September 30, 2020	Nine months ended September 30, 2019	Three months ended September 30, 2020	Three months ended September 30, 2019	Year ended December 31, 2019
Net sales	2,214,508	2,639,830	758,881	869,495	3,593,299
Income before income taxes	50,096	144,212	22,808	47,024	195,740
Net income attributable to Canon Inc.	29,729	92,349	16,658	26,522	125,105
Comprehensive income (loss)	(6,149)	19,899	19,674	(765)	102,662
Canon Inc. shareholders’ equity	—	—	2,500,212	2,615,820	2,692,595
Total equity	—	—	2,704,905	2,811,300	2,891,918
Total assets	—	—	4,701,606	4,800,408	4,768,351
Net income attributable to Canon Inc. shareholders per share:
Basic (yen)	28.29	86.16	15.93	24.93	116.93
Diluted (yen)	28.28	86.15	15.93	24.93	116.91
Canon Inc. shareholders’ equity to total assets (%)	—	—	53.2	54.5	56.5
Cash flows from operating activities	194,067	194,512	—	—	358,461
Cash flows from investing activities	(111,698)	(157,845)	—	—	(228,568)
Cash flows from financing activities	6,901	(96,438)	—	—	(232,590)
Cash and cash equivalents at end of period	—	—	500,287	448,315	412,814

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
2.	Consumption tax is excluded from the stated amount of net sales.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S.GAAP.

The Canon Group (consisting of the Company, 348 consolidated subsidiaries, and 9 affiliates accounted for using the equity method, as of September 30, 2020, collectively, the “Group”) is engaged in development, manufacturing, sales, and servicing activities in areas such as office, imaging systems, medical systems, and industrial equipment. No material change in Canon’s business has occurred during the nine months ended September 30, 2020.

No additions or removals of significant group entities have occurred during the nine months ended September 30, 2020.

II.	The Business

(1)	Risk Factors

No new risks have been identified during the nine months ended September 30, 2020. No material changes have been identified pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken Houkokusho) of the previous fiscal year.

(2)	Operating Results and Financial Conditions

Looking back at the global economy in the third quarter of 2020, the global economy improved after a sharp decline in the second quarter as a result of gradual resumption of economic activities in the global coronavirus (“COVID-19”) pandemic. In the U.S., despite continued restrictions on economic activities in some states, increased consumer spending and exports accelerated the economic recovery. The European economy trended positively due to a recovery in consumption resulting from the easing of lockdowns in each country. In China, the recovery trend continued mainly in domestic demand and exports after the resumption of economic activities. Even in other emerging markets, although the spread of COVID-19 continued, with the exception of some emerging countries, the economy headed toward a recovery phase. In Japan, the economy showed signs of recovery mainly due to the resumption of economic activities and the easing of voluntary activity restrictions.

Amid these conditions, in the markets in which Canon operates, as for office multifunction devices (MFDs) and laser printers, demand for both monochrome and color models declined due to insufficient recovery of corporate activities. For cameras, although the market continued to shrink, demand headed toward a recovery phase due to a recovery in consumption. For inkjet printers, the pace of recovery gradually increased in emerging countries, in addition to developed countries and China, where demand for remote working and education was solid. For medical equipment, although restrictions on sales activities to medical institutions were eased, sales activities were affected by the prolonged impact of COVID-19. For industrial equipment, although the market recovery for FPD (Flat Panel Display) lithography equipment was slower than expected due to delays in installation, demand for semiconductor lithography equipment remained solid.

The average values of the yen during the third quarter and the first nine months of the year were ¥106.17 and ¥107.59 against the U.S. dollar, respectively, a year-on-year appreciation of approximately ¥1 and year-on-year appreciation of approximately ¥2, and ¥124.13 and ¥121.02 against the euro, respectively, a year-on-year depreciation of approximately ¥5 and year-on-year appreciation of approximately ¥2.

(2)	Operating Results and Financial Conditions (continued)

[Third quarter results]

During the third quarter, sales of MFDs for the office and production printing market both decreased, although they showed signs of recovery. Unit sales of laser printers, particularly of color models, were below those of the same period of the previous year. Sales of services and consumables also declined due to a moderate recovery in customers’ print volumes after the resumption of corporate activities. For interchangeable-lens digital cameras, although unit sales were below those of the same period of the previous year, Canon attracted home image capturing demand of families staying longer hours indoors. As for inkjet printers, unit sales were significantly above those of the same period of the previous year due to the recovery in demand in some emerging countries on top of demand for remote working and education in developed countries and China. In medical equipment, although equipment installation at medical institutions as well as business negotiations were trending toward recovery, sales were below those of the same period of the previous year due to the prolonged impact of COVID-19, and the demand ahead of the consumption tax hike in Japan which occurred during the same period of the previous year. For industrial equipment, despite solid demand for semiconductor lithography equipment for memory devices, sales for FPD lithography equipment and organic LED (OLED) panels manufacturing equipment decreased compared with those of the same period of the previous year as a result of postponement of installation due to the impact of COVID-19. As for network cameras, which are being used in a growing range of applications and where the market continued to grow, sales increased thanks to resumed sales and marketing activities. Under these conditions, third-quarter net sales decreased by 12.7% year-on-year to ¥758.9 billion. Gross profit as a percentage of net sales decreased by 1.6 points to 43.2%. Third-quarter gross profit decreased by 16.0% year-on-year to ¥327.6 billion. Operating expenses decreased by 12.2% year-on-year to ¥308.4 billion, due to the further promotion of efficiency for expenses throughout the entire Group, despite negative effects of foreign currency fluctuation. As a result, third-quarter operating profit decreased by 50.1% to ¥19.2 billion. Other income (deductions) decreased by ¥5.0 billion to ¥3.6 billion, mainly due to currency exchange losses compared with the previous year, while income before income taxes decreased by 51.5% year on year to ¥22.8 billion and net income attributable to Canon Inc. decreased by 37.2% year on year to ¥16.7 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥15.93 for the third quarter, a year-on-year decrease of ¥9.00.

[Nine-month results]

During the first nine months, sales of MFDs for the office and production printing market both decreased, although unit sales of MFDs for the production printing market remained solid in the first quarter of 2020. Unit sales of both monochrome and color models were below those of the same period of the previous year mainly reflecting the economic slowdown due to COVID-19. Sales of services and consumables also declined as a result of decreased print volumes by customers amid the continuous office closures in the first half of the year coupled with the moderate recovery of the print volumes after the resumption of corporate activities in the third quarter. For interchangeable-lens digital cameras, unit sales were below those of the same period of the previous year reflecting market contraction and sluggish demand due to COVID-19 although Canon attracted home image capturing demand of families staying longer hours indoors in the third quarter. As for inkjet printers, unit sales were significantly above those of the same period of the previous year owing to the demand for remote working and education in developed countries and China. In medical equipment, although equipment installation at medical institutions as well as business negotiations were trending toward recovery, sales were below those of the same period of the previous year due to the prolonged impact of COVID-19, and the demand ahead of the consumption tax hike in Japan which occurred during the same period of the previous year. For industrial equipment, despite solid demand towards image sensors supporting the development of the IoT (Internet of Things) in the first quarter and memory related devices in the second and third quarter of 2020, sales of FPD lithography equipment were below those of last year in the same period as a result of continued postponement of installation due to the impact of COVID-19. As for network cameras, which are being used in a growing range of applications and where the market continued to grow, first quarter sales were above those of the same period of the previous year whereas sales of the first half and the first nine months were below those of the same period of the previous year due to stagnant sales and marketing activities affected by COVID-19. Under these conditions, net sales for the first nine months of the year decreased by 16.1% year on year to ¥2,214.5 billion. Gross profit as a percentage of net sales decreased by 1.6 points to 43.4% while gross profit decreased by 19.0% year-on-year to ¥961.6 billion. Operating expenses decreased by 12.9% year-on-year to ¥927.2 billion, due to the further promotion of efficiency for expenses throughout the entire Group. As a result, operating profit for the first nine months decreased by 71.9% to ¥34.3 billion. Other income (deductions) decreased by ¥6.4 billion to ¥15.8 billion, mainly due to currency exchange losses compared with the previous year, while income before income taxes decreased by 65.3% year on year to ¥50.1 billion and net income attributable to Canon Inc. decreased by 67.8% year on year to ¥29.7 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥28.29 for the first nine months, a year-on-year decrease of ¥57.87.

(2)	Operating Results and Financial Conditions (continued)

Looking at Canon’s performance by business unit, in the Office Business Unit, unit sales of MFDs for the production printing market remained solid in the first quarter of 2020. Although new products of the imageRUNNER ADVANCE DX series were launched in the second quarter, unit sales of MFDs for the office and the production printing market were below those of the same period of the previous year due to such factors as a result of the continuous office closures amid the spread of COVID-19 combined with the moderate recovery in business negotiations following the resumption of in-office work. As for laser printers, unit sales of both monochrome and color models were below those of the same period of the previous year as a result of continued economic slowdown caused by COVID-19. Sales of services and consumables also declined as a result of decreased print volumes by customers amid the continuous office closures in the first half of the year coupled with the moderate recovery of the print volumes after the resumption of corporate activities in the third quarter. These factors resulted in sales for the combined first nine months of the year to ¥1,041.0 billion, a year-on-year decrease of 20.2%, while income before income taxes totaled ¥52.1 billion, a year-on-year decrease of 59.7%.

As for the Imaging System Business Unit, although the negative impact on sales activities mainly in developed countries stopped towards the second half of the quarter, unit sales were below those of the same period of the previous year as the market continues to shrink. In addition, the shift to mirrorless model was accelerated particularly for full-frame mirrorless models due to the introduction of new products. As for inkjet printers, sales of printers and consumables increased significantly from the same period of the previous year as a result of recovering demand in some emerging countries in the third quarter as well as demand for remote working and education in developed countries and China. These factors resulted in sales for the combined first nine months of the year to ¥478.8 billion, a year-on-year decrease of 16.0%, while income before income taxes totaled ¥28.6 billion, a year-on-year decrease of 0.5%.

Within the Medical System Business Unit, the installation of medical equipment and business discussions with medical institutions were postponed in the first half of the year affected by the cancelation of academic conferences and trade shows in the wake of COVID-19 combined with the restrictions on sales activities to those institutions. However, demand for Computed tomography (CT) systems for the diagnosis of pneumonia and Diagnostic X-ray systems was captured in the third quarter, supported by a moderate recovery of equipment installation at medical institutions as well as sales and marketing activities. While sales of the same period of the previous year increased due to the demand ahead of the consumption tax hike in Japan, these factors resulted in sales for the combined first nine months of the year to ¥313.3 billion, a year-on-year decrease of 4.6%, and income before income taxes totaled ¥15.1 billion, a year-on-year decrease of 22.4%.

As for the Industry & Others Business Unit, solid demand of semiconductor lithography equipment for image sensors supporting the development of the IoT was captured in the first quarter while robust demand for memory related devices was seen in the second and third quarter of 2020. In FPD lithography equipment, although the resumption of installation work after COVID-19 travel restrictions were gradually eased in the third quarter, unit sales were below those of the same period of the previous year. Sales for network cameras decreased as a result of stagnant sales and marketing activities in the second quarter although sales activities were strengthened based on diversifying applications made possible by video analysis for such purposes as remote monitoring and social distance monitoring, as well as conventional market needs including crime prevention and disaster monitoring tools. These factors resulted in sales for the combined first nine months of the year to ¥439.7 billion, a year-on-year decrease of 13.3%, while income before income taxes totaled ¥6.1 billion, a year-on-year decrease of 66.0%.

Financial Conditions

Total assets decreased by ¥66.7 billion to ¥4,701.6 billion at September 30, 2020, compared to the end of previous year, mainly due to a decrease of trade receivables. Total liabilities increased by ¥120.3 billion to ¥1,996.7 billion at September 30, 2020, compared to the end of previous year, mainly due to an increase of short term loans. Total equity decreased by ¥187.0 billion to ¥2,704.9 billion at September 30, 2020, compared to the end of previous year, mainly due to the dividends to Canon Inc. shareholders, the repurchasing of treasury stock and an increase of accumulated other comprehensive loss resulting from the appreciation of the yen.

(2)	Operating Results and Financial Conditions (continued)

Cash Flows

During the first nine months of 2020, cash flow from operating activities decreased by ¥0.4 billion year-on-year to ¥194.1 billion due to working capital improvement, despite a sharp decrease in profit. Cash flow used in investing activities was restrained by ¥46.1 billion year-on-year to ¥111.7 billion mainly due to a decrease of investment in production equipment. Accordingly, free cash flow totaled positive ¥82.4 billion, an increase of ¥45.7 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay mainly arising from dividend payments and share repurchases. However, proceeds of ¥6.9 billion in total were recorded mainly due to an increase in short-term loans for securing sufficient working capital.

Owing to these factors, as well as the impact from foreign currency translation adjustments, cash and cash equivalents increased by ¥87.5 billion to ¥500.3 billion from the end of the previous year.

Non-GAAP Financial Measures

We have reported our financial results in accordance with U.S. GAAP. In addition, we have discussed our results using “free cash flow,” which is a non-GAAP measure.

We believe this measure, which takes into consideration the Company’s operating and investing activities, is beneficial to an investor’s understanding of Canon’s current liquidity and the alternative use of financing.

A reconciliation of this non-GAAP financial measure and the most directly comparable measures calculated and presented in accordance with U.S. GAAP are set forth on the following table.

Billions of yen
Nine months ended September 30, 2020
Net cash provided by operating activities	194.1
Net cash used in investing activities	(111.7)

Free cash flow	82.4

(2)	Operating Results and Financial Conditions (continued)

Management Issues to be Addressed

No material changes or issues with respect to business operations and finances have occurred during the nine months ended September 30, 2020.

Research and Development Expenses

Canon’s research and development expenses for the nine months ended September 30, 2020 totaled ¥199.7 billion.

Property, Plant and Equipment

(1)	Major Property, Plant and Equipment

There were no significant additional plans for new construction or retirement of property, plant and equipment during the nine months ended September 30, 2020.

(2)	Prospect of Capital Investment in the first nine months of Fiscal 2020

The new construction of property, plant and equipment, which had been in progress as of December 31, 2019 and was completed during the first nine months of 2020, is as follows:

Name and location	Principal activities and products manufactured	Date of completion
Canon Inc., Ibaraki, Japan	New Storage (Headquarters Operations)	April 2020

There were no significant plans relevant to the retirement of property, plant and equipment.

(3)	Significant Business Contracts Entered into in the Third quarter of Fiscal 2020

No material contracts were entered into during the three months ended September 30, 2020.

III.	Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of September 30, 2020
Total number of issued shares	1,333,763,464

Stock	Acquisition Rights

(1) Stock options

Not applicable.

(2) Other stock acquisition rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of September 30, 2020
Issued Shares (Number of shares)	—	1,333,763,464
Common Stock (Millions of yen)	—	174,762
Additional Paid-in Capital (Millions of yen)	—	306,288

Major Shareholders

Not applicable.

(1)	Shares (continued)

Voting Rights

The information provided below is based on the latest register of shareholders as of June 30, 2020.

	As of June 30, 2020
Classification	Number of shares (shares)	Number of voting rights (units)
Shares without voting rights	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—
Shares with restricted voting rights (Others)	—	—
Shares with full voting rights (Treasury stock, etc.)	287,987,400	—
Shares with full voting rights (Others)	1,044,391,100	10,443,911
Fractional unit shares (Note)	1,384,964	—
Total number of issued shares	1,333,763,464	—
Total voting rights held by all shareholders	—	10,443,911

Note:

In “Fractional unit shares” under “Number of shares,” 77 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued
Canon Inc.	287,987,400	21.59%

Total	287,987,400	21.59%

(2)	Directors and Executive Officers

The resignation of a director is below:

Masaya Maeda	(President & COO)

Changes in functions of directors are below:

Toshizo Tanaka	(Executive Vice President & CFO: Group Executive of Finance & Accounting Headquarters, Group Executive of Public Affairs Headquarters, Group Executive of Facilities Management Headquarters)

Toshio Homma	(Executive Vice President & CTO & In charge of Printing business: Chief Executive of Digital Printing Business Operations)

There were no changes in members of executive officers between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2019 and the end of this quarter.

Changes in functions of executive officers are below:

Takayuki Miyamoto	(Managing Executive Officer: Chief Executive of Peripheral Products Operations, Chief of Canon EXPO Project, Chief of Frontier Business Promotion Project)

Toshihiko Kusumoto	(Executive Officer: Deputy Chief Executive of Digital Printing Business Operations)

Akiko Tanaka	(Executive Officer: Deputy Group Executive of R&D HQ)

Tamaki Hashimoto	(Executive Officer: Group Executive of Digital Printing Business Group 3)

Saijiro Endo	(Executive Officer: Senior General Manager of Digital Printing Development Planning & Management Center 1)

Yoshiyuki Koshimizu	(Executive Officer: Senior General Manager of Digital Printing Development Center 1)

The Number of Directors and Executive Officers by Gender

Males: 46, Females: 2 (Females account for 4.2% of the total.)

The totaled number consisted of 10 Directors or Corporate Auditors and 38 Executive Officers as of September 30, 2020.

IV.	Financial Statements (Unaudited)

(1)	Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Millions of yen
	September 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents (Notes 17 and 18)	500,287	412,814
Short-term investments (Notes 2 and 17)	89	1,767
Trade receivables, net (Note 3)	448,496	559,836
Inventories (Note 4)	617,610	584,756
Prepaid expenses and other current assets (Notes 6,11,13 and 17)	294,016	286,792

Total current assets	1,860,498	1,845,965
Noncurrent receivables (Note 15)	17,026	17,135
Investments (Notes 2 and 17)	48,791	48,361
Property, plant and equipment, net (Note 5)	1,053,211	1,089,671
Operating lease right-of-use assets (Note 14)	104,541	114,418
Intangible assets, net	324,458	347,921
Goodwill	897,670	898,661
Other assets (Note 6)	395,411	406,219

Total assets	4,701,606	4,768,351

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

	Millions of yen
	September 30, 2020	December 31, 2019
Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Notes 8 and 16)	227,760	42,034
Trade payables (Note 7)	284,388	305,312
Accrued income taxes	11,048	18,801
Accrued expenses (Note 15)	315,056	324,891
Current operating lease liabilities (Note 14)	30,501	31,884
Other current liabilities (Notes 11,13 and 17)	236,737	237,576

Total current liabilities	1,105,490	960,498
Long-term debt, excluding current installments (Notes 8 and 16)	358,846	357,340
Accrued pension and severance cost	364,301	368,507
Noncurrent operating lease liabilities (Note 14)	75,624	83,688
Other noncurrent liabilities	92,440	106,400

Total liabilities	1,996,701	1,876,433
Commitments and contingent liabilities (Note 15)
Equity:
Canon Inc. shareholders’ equity (Note 9):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	404,633	405,017
Legal reserve	69,407	67,572
Retained earnings	3,362,909	3,462,182
Accumulated other comprehensive income (loss) (Note 10)	(353,147)	(308,442)
Treasury stock, at cost	(1,158,352)	(1,108,496)
(Number of shares)	(287,988,245)	(269,928,993)

Total Canon Inc. shareholders’ equity	2,500,212	2,692,595
Noncontrolling interests (Note 9)	204,693	199,323

Total equity (Note 9)	2,704,905	2,891,918

Total liabilities and equity	4,701,606	4,768,351

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Net sales (Notes 6,10,11 and 13):
Products and Equipment	1,717,591	2,073,513
Services	496,917	566,317

	2,214,508	2,639,830
Cost of sales (Notes 14 and 18):
Products and Equipment	1,012,228	1,186,410
Services	240,726	266,782

	1,252,954	1,453,192

Gross profit	961,554	1,186,638
Operating expenses:
Selling, general and administrative expenses (Notes 14 and 18)	727,504	842,451
Research and development expenses	199,736	222,189

	927,240	1,064,640

Operating profit	34,314	121,998
Other income (deductions):
Interest and dividend income	2,282	4,266
Interest expense	(594)	(811)
Other, net (Notes 2,10,13 and 18)	14,094	18,759

	15,782	22,214

Income before income taxes	50,096	144,212
Income taxes	11,952	41,332

Consolidated net income	38,144	102,880
Less: Net income attributable to noncontrolling interests	8,415	10,531

Net income attributable to Canon Inc.	29,729	92,349

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 12):
Basic	28.29	86.16
Diluted	28.28	86.15
Cash dividends per share	40.00	80.00

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Comprehensive Income

	Millions of yen
	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Consolidated net income	38,144	102,880
Other comprehensive income (loss), net of tax (Note 10):
Foreign currency translation adjustments	(36,333)	(86,203)
Net gains and losses on derivative instruments	558	(305)
Pension liability adjustments	(8,518)	3,527

	(44,293)	(82,981)

Comprehensive income (loss) (Note 9)	(6,149)	19,899
Less: Comprehensive income (loss) attributable to noncontrolling interests	8,818	10,456

Comprehensive income (loss) attributable to Canon Inc.	(14,967)	9,443

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Three months ended September 30, 2020	Three months ended September 30, 2019
Net sales (Notes 6,10,11 and 13):
Products and Equipment	594,762	685,079
Services	164,119	184,416

	758,881	869,495
Cost of sales (Notes 14 and 18):
Products and Equipment	350,396	395,926
Services	80,909	83,693

	431,305	479,619

Gross profit	327,576	389,876
Operating expenses:
Selling, general and administrative expenses (Notes 14 and 18)	240,313	277,624
Research and development expenses	68,071	73,807

	308,384	351,431

Operating profit	19,192	38,445
Other income (deductions):
Interest and dividend income	657	1,349
Interest expense	(206)	(275)
Other, net (Notes 2,10,13 and 18)	3,165	7,505

	3,616	8,579

Income before income taxes	22,808	47,024
Income taxes	3,648	16,202

Consolidated net income	19,160	30,822
Less: Net income attributable to noncontrolling interests	2,502	4,300

Net income attributable to Canon Inc.	16,658	26,522

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 12):
Basic	15.93	24.93
Diluted	15.93	24.93

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three months ended September 30, 2020	Three months ended September 30, 2019
Consolidated net income	19,160	30,822
Other comprehensive income (loss), net of tax (Note 10):
Foreign currency translation adjustments	(757)	(32,032)
Net gains and losses on derivative instruments	43	(405)
Pension liability adjustments	1,228	850

	514	(31,587)

Comprehensive income (loss) (Note 9)	19,674	(765)
Less: Comprehensive income (loss) attributable to noncontrolling interests	2,666	4,314

Comprehensive income (loss) attributable to Canon Inc.	17,008	(5,079)

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Millions of yen
	Nine months ended	Nine months ended
	September 30, 2020	September 30, 2019
Cash flows from operating activities:
Consolidated net income	38,144	102,880
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	166,221	178,514
(Gain) loss on disposal of fixed assets	888	4,271
Deferred income taxes	(6,224)	(8,504)
Decrease in trade receivables	99,975	76,967
Increase in inventories	(41,843)	(42,366)
Decrease in trade payables	(23,945)	(28,295)
Decrease in accrued income taxes	(7,519)	(16,501)
(Decrease) increase in accrued expenses	(7,918)	8,892
Decrease in accrued (prepaid) pension and severance cost	(9,548)	(8,515)
Other, net (Note 14)	(14,164)	(72,831)

Net cash provided by operating activities	194,067	194,512

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(120,632)	(151,941)
Proceeds from sale of fixed assets (Note 5)	7,617	120
Purchases of securities	(560)	(4,228)
Proceeds from sale and maturity of securities	435	761
(Increase) decrease in time deposits, net	1,635	(1,516)
Acquisitions of businesses, net of cash acquired	(127)	(1,716)
Other, net	(66)	675

Net cash used in investing activities	(111,698)	(157,845)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,100	—
Repayments of long-term debt	(873)	(2,410)
Increase in short-term loans, net	185,767	132,657
Transactions with noncontrolling interests	1,376	362
Dividends paid	(126,938)	(171,487)
Repurchases and reissuance of treasury stock, net	(50,005)	(50,003)
Other, net	(4,526)	(5,557)

Net cash provided by (used in) financing activities	6,901	(96,438)

Effect of exchange rate changes on cash and cash equivalents	(1,797)	(12,559)

Net change in cash and cash equivalents	87,473	(72,330)
Cash and cash equivalents at beginning of period	412,814	520,645

Cash and cash equivalents at end of period	500,287	448,315

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	807	639
Income taxes	33,365	75,193

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. GAAP and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain footnote disclosures normally included in the financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method as of September 30, 2020 and December 31, 2019 are summarized as follows:

	September 30, 2020	December 31, 2019
Consolidated subsidiaries	348	361
Affiliated companies	9	8

Total	357	369

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(1)	Basis of Presentation and Significant Accounting Policies (continued)

(c)	Recent Accounting Guidance

Recently adopted accounting guidance

In June 2016, the Financial Accounting Standards Board issued ASU No. 2016-13, Financial Instruments – Credit Losses – (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires entities to use a current expected credit loss model to measure impairments of certain financial assets. Using this model results in earlier recognition of losses than under the incurred loss approach, which requires waiting to recognize a loss until it is probable of being incurred. Canon adopted the guidance from the quarter beginning January 1, 2020 with the modified retrospective basis through a cumulative effect adjustment directly to retained earnings as of the beginning of the period. The adoption of this guidance did not have a material impact on its consolidated results of operation and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Investments

The unrealized and realized gains and losses related to equity securities for the nine months and three months ended September 30, 2020 and 2019 are as follows:

	Millions of yen
	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Net gains and (losses) recognized during the period on equity securities	296	2,023
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	413	(17)

Unrealized gains and (losses) recognized during the period on equity securities still held at September 30.	(117)	2,040

	Millions of yen
	Three months ended September 30, 2020	Three months ended September 30, 2019
Net gains and (losses) recognized during the period on equity securities	812	1,849
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	126	34

Unrealized gains and (losses) recognized during the period on equity securities still held at September 30.	686	1,815

The carrying amount of non-marketable equity securities without readily determinable fair value totaled ¥9,196 million and ¥8,448 million at September 30, 2020 and December 31, 2019, respectively. The impairment or other adjustments resulting from observable price changes recorded during the nine months ended September 30, 2020 and 2019 were not significant.

There were no available-for-sale debt securities included in short-term investments and investments at September 30, 2020 and December 31, 2019.

Time deposits with original maturities of more than three months are ¥89 million and ¥1,767 million at September 30, 2020 and December 31, 2019, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	September 30, 2020	December 31, 2019
Notes	30,594	32,952
Accounts	429,705	537,243
Less allowance for doubtful receivables	(11,803)	(10,359)

	448,496	559,836

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	September 30, 2020	December 31, 2019
Finished goods	368,427	367,332
Work in process	197,087	165,399
Raw materials	52,096	52,025

	617,610	584,756

(5)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	September 30, 2020	December 31, 2019
Land	272,322	273,014
Buildings	1,659,132	1,658,270
Machinery and equipment	1,812,260	1,802,624
Construction in progress	72,128	77,953
Finance lease right-of-use assets	4,899	4,999

	3,820,741	3,816,860
Less accumulated depreciation	(2,767,530)	(2,727,189)

	1,053,211	1,089,671

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(6)	Lessor Accounting

Lease income is included in Products and Equipment sales in the accompanying consolidated statement of income. Supplemental income statement information is as follows:

	Millions of yen
	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Lease income - sales-type and direct financing leases
Revenue at lease commencement	62,280	83,721
Interest income on lease receivables	13,963	15,225

Sales-type and direct financing leases income total	76,243	98,946

Lease income – operating leases	17,676	18,560

Variable lease income	3,776	4,750

Total lease income	97,695	122,256

	Millions of yen
	Three months ended September 30, 2020	Three months ended September 30, 2019
Lease income - sales-type and direct financing leases
Revenue at lease commencement	22,938	28,353
Interest income on lease receivables	4,459	5,077

Sales-type and direct financing leases income total	27,397	33,430

Lease income – operating leases	6,222	6,378

Variable lease income	1,452	1,579

Total lease income	35,071	41,387

Allowance for Credit Losses

Finance receivables represent financing leases which consist of sales-type leases and direct financing leases resulting from the sales of Canon’s and complementary third-party products. These receivables typically have terms ranging from 1 year to 7 years.

Finance receivables are ¥322,741 million and ¥340,533 million at September 30, 2020 and December 31, 2019, respectively. The activities in the allowance for credit losses are as follows:

	Millions of yen
	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Balance at beginning of period	2,627	2,675
Charge-offs	(1,505)	(1,033)
Provision	1,769	767
Translation adjustments and other*	299	50

Balance at end of period	3,190	2,459

*

Includes the impact of adopting ASU No. 2016-13, Financial Instruments – Credit Losses – (Topic 326): Measurement of Credit Losses on Financial Instruments. Please refer to Note 1(c) for more detailed information.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(6)	Lessor Accounting (continued)

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables is evaluated collectively based on historical experiences of credit losses, and reasonable and supportable forecasts. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due or individually evaluated for impairment at September 30, 2020 and December 31, 2019 are not significant.

Information about transferring finance receivables

Canon has a syndication arrangement to sell its entire interests in finance receivables to the third-party financial institution. The transactions under the arrangements are accounted for as sales in accordance with ASC 860 “Transfers and Servicing.” There were no significant transfers of finance receivables for the nine months ended September 30, 2019 while the transfers of finance receivables were ¥8,775 million for the nine months ended September 30, 2020. The amount remained uncollected were ¥28,544 million and ¥28,616 million at September 30, 2020 and December 31, 2019, respectively. Canon continues to provide collection and administrative services for the financial institution. The amount associated with the servicing liability measured at fair value was not material at September 30, 2020 and December 31, 2019, respectively. Canon also retains limited recourse obligations which cover credit defaults. The recourse obligation was not material at September 30, 2020 and December 31, 2019, respectively.

(7)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	September 30, 2020	December 31, 2019
Notes	67,636	56,865
Accounts	216,752	248,447

	284,388	305,312

(8)	Short-Term Loans and Long-Term Debt

Short-term loans consisting of bank borrowings at September 30, 2020 and December 31, 2019 were ¥226,518 million and ¥40,800 million, respectively.

Canon has revolving credit facilities expiring in December 2021. The outstanding loans under the credit facilities are ¥354,000 million at a floating interest of 0.06%, are included in long-term debt, excluding current installments in the consolidated balance sheets. Canon has no unused credit facilities as of September 30, 2020.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Equity

The changes in the carrying amounts of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the nine months ended September 30, 2020 and 2019 are as follows:

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at December 31, 2019	174,762	405,017	67,572	3,462,182	(308,442)	(1,108,496)	2,692,595	199,323	2,891,918
Cumulative effects of accounting standard update – adoption of ASU No.2016-13				(159)			(159)	—	(159)
Equity transactions with noncontrolling interests and other		(303)			(9)		(312)	1,068	756
Dividends to Canon Inc. shareholders				(126,938)			(126,938)		(126,938)
Dividends to noncontrolling interests								(4,526)	(4,526)
Transfer to legal reserve			1,835	(1,835)			—		—
Comprehensive income:
Net income				29,729			29,729	8,415	38,144
Other comprehensive income(loss), net of tax
Foreign currency translation adjustments					(36,387)		(36,387)	54	(36,333)
Net gains and losses on derivative instruments					580		580	(22)	558
Pension liability adjustments					(8,889)		(8,889)	371	(8,518)

Total comprehensive income (loss)							(14,967)	8,818	(6,149)

Repurchases and reissuance of treasury stock		(81)		(70)		(49,856)	(50,007)	10	(49,997)

Balance at September 30, 2020	174,762	404,633	69,407	3,362,909	(353,147)	(1,158,352)	2,500,212	204,693	2,704,905

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at December 31, 2018	174,762	404,389	67,116	3,508,908	(269,071)	(1,058,502)	2,827,602	190,311	3,017,913
Cumulative effects of accounting standard update – adoption of ASU No.2017-12				122	(122)		—	—	—
Equity transactions with noncontrolling interests and other		265					265	270	535
Dividends to Canon Inc. shareholders				(171,487)			(171,487)		(171,487)
Dividends to noncontrolling interests								(5,557)	(5,557)
Transfer to legal reserve			383	(383)			—		—
Comprehensive income:
Net income				92,349			92,349	10,531	102,880
Other comprehensive income(loss), net of tax
Foreign currency translation adjustments					(85,782)		(85,782)	(421)	(86,203)
Net gains and losses on derivative instruments					(305)		(305)	—	(305)
Pension liability adjustments					3,181		3,181	346	3,527

Total comprehensive income (loss)							9,443	10,456	19,899

Repurchases and reissuance of treasury stock		(13)		1		(49,991)	(50,003)		(50,003)

Balance at September 30, 2019	174,762	404,641	67,499	3,429,510	(352,099)	(1,108,493)	2,615,820	195,480	2,811,300

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Equity (continued)

The changes in the carrying amounts of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the three months ended September 30, 2020 and 2019 are as follows:

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at June 30, 2020	174,762	404,633	69,438	3,388,054	(353,479)	(1,158,352)	2,525,056	203,473	2,728,529
Equity transactions with noncontrolling interests and other					(18)		(18)		(18)
Dividends to Canon Inc. shareholders				(41,831)			(41,831)		(41,831)
Dividends to noncontrolling interests								(1,446)	(1,446)
Transfer to legal reserve			(31)	31			—		—
Comprehensive income:
Net income				16,658			16,658	2,502	19,160
Other comprehensive income(loss), net of tax
Foreign currency translation adjustments					(818)		(818)	61	(757)
Net gains and losses on derivative instruments					59		59	(16)	43
Pension liability adjustments					1,109		1,109	119	1,228

Total comprehensive income (loss)							17,008	2,666	19,674

Repurchases and reissuance of treasury stock				(3)		0	(3)		(3)

Balance at September 30, 2020	174,762	404,633	69,407	3,362,909	(353,147)	(1,158,352)	2,500,212	204,693	2,704,905

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at June 30, 2019	174,762	404,641	67,477	3,488,111	(320,498)	(1,108,490)	2,706,003	193,863	2,899,866
Equity transactions with noncontrolling interests and other								(129)	(129)
Dividends to Canon Inc. shareholders				(85,107)			(85,107)		(85,107)
Dividends to noncontrolling interests								(2,568)	(2,568)
Transfer to legal reserve			22	(22)			—		—
Comprehensive income:
Net income				26,522			26,522	4,300	30,822
Other comprehensive income(loss), net of tax
Foreign currency translation adjustments					(31,939)		(31,939)	(93)	(32,032)
Net gains and losses on derivative instruments					(405)		(405)	—	(405)
Pension liability adjustments					743		743	107	850

Total comprehensive income (loss)							(5,079)	4,314	(765)

Repurchases and reissuance of treasury stock				6		(3)	3		3

Balance at September 30, 2019	174,762	404,641	67,499	3,429,510	(352,099)	(1,108,493)	2,615,820	195,480	2,811,300

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the nine months ended September 30, 2020 and 2019 are as follows:

	Foreign currency translation adjustments	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2019	(96,282)	(887)	(211,273)	(308,442)
Equity transactions with noncontrolling interests and other	(9)	—	—	(9)
Other comprehensive income (loss) before reclassifications	(36,387)	(1,111)	(13,446)	(50,944)
Amounts reclassified from accumulated other comprehensive income (loss)	—	1,691	4,557	6,248

Net change during the period	(36,396)	580	(8,889)	(44,705)

Balance at September 30, 2020	(132,678)	(307)	(220,162)	(353,147)

	Foreign currency translation adjustments	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2018	(63,815)	308	(205,564)	(269,071)
Cumulative effects of accounting standard update — adoption of ASU No. 2017-12*	—	(122)	—	(122)
Other comprehensive income (loss) before reclassifications	(85,628)	(615)	(616)	(86,859)
Amounts reclassified from accumulated other comprehensive income (loss)	(154)	310	3,797	3,953

Net change during the period	(85,782)	(305)	3,181	(82,906)

Balance at September 30, 2019	(149,597)	(119)	(202,383)	(352,099)

*	Represents the impact of adopting the new accounting standard related to financial instruments.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the nine months ended September 30, 2020 and 2019 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *
	Nine months ended September 30, 2020	Nine months ended September 30, 2019	Affected line items in consolidated statements of income
Foreign currency translation adjustments	—	(154)	Other, net
	—	—	Income taxes

	—	(154)	Consolidated net income
	—	—	Net income attributable to noncontrolling interests

	—	(154)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	2,303	264	Net sales
	(559)	42	Income taxes

	1,744	306	Consolidated net income
	(53)	4	Net income attributable to noncontrolling interests

	1,691	310	Net income attributable to Canon Inc.

Pension liability adjustments	6,178	5,591	Other, net
	(1,592)	(1,537)	Income taxes

	4,586	4,054	Consolidated net income
	(29)	(257)	Net income attributable to noncontrolling interests

	4,557	3,797	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	6,248	3,953

* Increase (decrease) of amounts indicate losses (gains) in consolidated statements of income.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended September 30, 2020 and 2019 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *
	Three months ended September 30, 2020	Three months ended September 30, 2019	Affected line items in consolidated statements of income
Foreign currency translation adjustments	—	(154)	Other, net
	—	—	Income taxes

	—	(154)	Consolidated net income
	—	—	Net income attributable to noncontrolling interests

	—	(154)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	580	(137)	Net sales
	(138)	83	Income taxes

	442	(54)	Consolidated net income
	(18)	1	Net income attributable to noncontrolling interests

	424	(53)	Net income attributable to Canon Inc.

Pension liability adjustments	2,254	1,174	Other, net
	(583)	(329)	Income taxes

	1,671	845	Consolidated net income
	(10)	(67)	Net income attributable to noncontrolling interests

	1,661	778	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	2,085	571

* Increase (decrease) of amounts indicate losses (gains) in consolidated statements of income.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Revenue

Canon records contract assets primarily for unbilled receivables mainly arising from services contracts for office products. Contract assets are recorded in prepaid expenses and other current assets in the consolidated balance sheet. The balances of the contract assets at September 30, 2020 and December 31, 2019 were ¥40,325 million and ¥43,783 million respectively.

Canon typically bills the customer when the performance obligation is satisfied and collects the payment in a relatively short term except for certain maintenance service of office and medical products and certain industrial equipment for which Canon occasionally receives the payment in advance from customers. The amount received in excess of revenue recognized is recognized as deferred revenue until the performance obligation for distinct goods or services are satisfied. Deferred revenue at September 30, 2020 and December 31, 2019 was ¥138,831 million and ¥113,030 million, respectively, and is included in other current liabilities in the accompanying consolidated balance sheets. Revenue recognized for the nine months ended September 30, 2020, which had been included in the deferred revenue balance at December 31, 2019, was ¥63,026 million.

Remaining performance obligations for products and equipment at September 30, 2020 primarily arise from the sales of certain industrial equipment, amounting to ¥190,276 million, 85% of which is expected to be recognized as revenue within one year and the remaining 15% to be recognized within 2 years. Disclosure of remaining performance obligations is not required for the majority of service contracts since the revenue is recognized on an as billed basis applying the right to invoice practical expedient or is generated from contracts with an original expected duration of less than one year. The portion of revenue from fixed maintenance service contract for office and medical products with original expected duration of more than one year is approximately 12% of total service revenue and the average remaining period for these fixed contracts as of September 30, 2020 is approximately 2 years.

Disaggregated revenue by business unit, product and geographic area are described in Note 19.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Net Income Attributable to Canon Inc. Shareholders per Share

Reconciliations of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the nine months ended September 30, 2020 and 2019 are as follows:

	Millions of yen
	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Net income attributable to Canon Inc.	29,729	92,349
Diluted net income attributable to Canon Inc.	29,728	92,348

	Number of shares
	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Average common shares outstanding	1,051,024,636	1,071,793,333
Effect of dilutive securities:
Stock options	223,765	148,985

Diluted common shares outstanding	1,051,248,401	1,071,942,318

	Yen
	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Net income attributable to Canon Inc. shareholders per share:
Basic	28.29	86.16
Diluted	28.28	86.15

Reconciliations of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the three months ended September 30, 2020 and 2019 are as follows:

	Millions of yen
	Three months ended September 30, 2020	Three months ended September 30, 2019
Net income attributable to Canon Inc.	16,658	26,522
Diluted net income attributable to Canon Inc.	16,658	26,522

	Number of shares
	Three months ended September 30, 2020	Three months ended September 30, 2019
Average common shares outstanding	1,045,775,756	1,063,836,218
Effect of dilutive securities:
Stock options	247,468	185,736

Diluted common shares outstanding	1,046,023,224	1,064,021,954

	Yen
	Three months ended September 30, 2020	Three months ended September 30, 2019
Net income attributable to Canon Inc. shareholders per share:
Basic	15.93	24.93
Diluted	15.93	24.93

During the nine and three months ended September 30, 2020 and 2019, there were dilutive effects from the stock options granted by the Company.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales is hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of September 30, 2020 are expected to be recognized in net sales over the next twelve months. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at September 30, 2020 and December 31, 2019 are set forth below:

	Millions of yen
	September 30, 2020	December 31, 2019
To sell foreign currencies	159,888	180,242
To buy foreign currencies	23,349	32,618

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at September 30, 2020 and December 31, 2019.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		September 30, 2020	December 31, 2019
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	125	34
Liabilities:
Foreign exchange contracts	Other current liabilities	109	828

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		September 30, 2020	December 31, 2019
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	377	317
Liabilities:
Foreign exchange contracts	Other current liabilities	624	1,745

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the nine and three months ended September 30, 2020 and 2019.

Derivatives in cash flow hedging relationships

	Millions of yen
Nine months ended September 30, 2020	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(1,548)	Net sales	(2,303)

	Millions of yen
Nine months ended September 30, 2019	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(631)	Net sales	(264)

	Millions of yen
Three months ended September 30, 2020	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(562)	Net sales	(580)

	Millions of yen
Three months ended September 30, 2019	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(394)	Net sales	137

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income (continued)

Derivatives not designated as hedging instruments

	Millions of yen
Nine months ended September 30, 2020	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	1,089

	Millions of yen
Nine months ended September 30, 2019	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	5,127

	Millions of yen
Three months ended September 30, 2020	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(502)

	Millions of yen
Three months ended September 30, 2019	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	1,776

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Lessee Accounting

Lease costs are included in cost of sales or selling general and administrative expenses in accompanying consolidated statement of income. Supplemental income statement information is as follows:

	Millions of yen
	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Operating lease cost	31,075	32,572
Short-term lease cost	10,045	9,817
Other lease cost	90	121

Total lease cost	41,210	42,510

	Millions of yen
	Three months ended September 30, 2020	Three months ended September 30, 2019
Operating lease cost	9,887	10,061
Short-term lease cost	3,885	3,917
Other lease cost	26	27

Total lease cost	13,798	14,005

Operating lease cash flow

Supplemental cash flow information is as follows.

	Millions of yen
	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Cash paid for amount included in the measurement of lease liabilities
Operating cash flows from operating leases	28,231	30,211

Noncash activity - Rights of use assets obtained in exchange for lease liabilities
Operating leases	20,279	23,701

Maturity Analysis

The following is a schedule by year of the future minimum lease payments under operating leases at September 30, 2020.

Millions of yen
Within one year	33,169
Two years	25,246
Three years	17,160
Four years	12,502
Five years	8,689
Thereafter	15,701

Total future minimum lease payments	112,467

Less Imputed Interest	(6,342)

Total	106,125

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Commitments and Contingent Liabilities

Commitments

As of September 30, 2020, commitments outstanding for the purchase of property, plant and equipment aggregated ¥24,231 million, and commitments outstanding for the purchase of parts and raw materials aggregated ¥108,947 million.

Guarantees

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits mainly for restoration made under such arrangements aggregated ¥11,206 million and ¥11,778 million at September 30, 2020 and December 31, 2019, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Canon provides guarantees for its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees for affiliates and other companies are made for their lease obligations and bank loans to ensure that those companies operate with less financial risk.

Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract terms. The contract terms are 1 year to 15 years in case of employees with housing loans, and 1 year to 5 years in case of affiliates and other companies with lease obligations and bank loans. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥2,548 million at September 30, 2020. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at September 30, 2020 were not significant.

Canon also offers assurance-type warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Estimates for accrued product warranty costs are based on historical experience. Accrued product warranty costs are included in accrued expenses in the accompanying consolidated balance sheets and changes in accrued product warranty cost for the nine months ended September 30, 2020 and 2019 are summarized as follows:

Nine months ended September 30, 2020

Millions of yen
Balance at December 31, 2019	15,846
Addition	7,483
Utilization	(8,962)
Other	(2,270)

Balance at September 30, 2020	12,097

Nine months ended September 30, 2019

Millions of yen
Balance at December 31, 2018	17,318
Addition	12,887
Utilization	(12,374)
Other	(2,604)

Balance at September 30, 2019	15,227

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

(16)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at September 30, 2020 and December 31, 2019 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses, and the fair values approximate their carrying amounts. The summary also excludes investments and derivative instruments which are disclosed in Note 2 and Note 17, and Note 13, respectively.

	Millions of yen
	September 30, 2020		December 31, 2019
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(356,375)	(356,375)	(354,444)	(354,444)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 17.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At September 30, 2020 and December 31, 2019, one customer accounted for approximately 8% and 10% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1 -	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 -	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 -	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at September 30, 2020 and December 31, 2019.

	September 30, 2020
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	—	500	—	500
Investments:
Fund trusts and others	273	295	—	568
Equity securities	16,869	—	—	16,869
Prepaid expenses and other current assets:
Derivatives	—	502	—	502

Total assets	17,142	1,297	—	18,439

Liabilities:
Other current liabilities:
Derivatives	—	733	—	733

Total liabilities	—	733	—	733

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Fair Value Measurements (continued)

	December 31, 2019
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	—	506	—	506
Investments:
Fund trusts and others	489	241	—	730
Equity securities	16,740	—	—	16,740
Prepaid expenses and other current assets:
Derivatives	—	351	—	351

Total assets	17,229	1,098	—	18,327

Liabilities:
Other current liabilities:
Derivatives	—	2,573	—	2,573

Total liabilities	—	2,573	—	2,573

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

Assets and liabilities measured at fair value on a nonrecurring basis

During the nine months ended September 30, 2020 and 2019, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(18)	Supplemental Information

Foreign Currency Exchange Gains and Losses

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other, net of other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were a net loss of ¥2,820 million and a net gain of ¥2,384 million for the nine months ended September 30, 2020 and 2019, respectively, and were a net loss of ¥1,757 million and a net gain of ¥1,622 million for the three months ended September 30, 2020 and 2019, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were ¥21,053 million and ¥33,369 million for the nine months ended September 30, 2020 and 2019, respectively, and were ¥7,633 million and ¥11,384 million for the three months ended September 30, 2020 and 2019, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Shipping and Handling Costs

Shipping and handling costs totaled ¥33,114 million and ¥37,570 million for the nine months ended September 30, 2020 and 2019, respectively, and were ¥11,747 million and ¥12,238 million for the three months ended September 30, 2020 and 2019, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Components of Net Periodic Benefit Cost

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the nine months ended September 30, 2020 and 2019 consisted of the following components:

	Millions of yen
	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Service cost	27,067	28,057
Interest cost	8,032	8,391
Expected return on plan assets	(24,378)	(20,218)
Amortization of prior service credit	(7,386)	(8,849)
Amortization of actuarial loss	13,564	13,128
(Gain) loss on curtailments and settlements	—	(1,934)

	16,899	18,575

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the three months ended September 30, 2020 and 2019 consisted of the following components:

	Millions of yen
	Three months ended September 30, 2020	Three months ended September 30, 2019
Service cost	8,583	8,753
Interest cost	2,527	2,793
Expected return on plan assets	(7,752)	(6,745)
Amortization of prior service credit	(2,399)	(2,924)
Amortization of actuarial loss	4,653	4,278
(Gain) loss on curtailments and settlements	—	(299)

	5,612	5,856

Service cost component of net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans is included in cost of sales and operating expenses in the consolidated statements of income. The components other than the service cost component are included in other, net of other income (deductions) in the consolidated statements of income.

Cash Equivalents

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥500 million and ¥506 million at September 30, 2020 and December 31, 2019, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information

Canon operates its business in four segments: the Office Business Unit, the Imaging System Business Unit, the Medical System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the first quarter of 2020, Canon has reclassified certain businesses from the Industry and Others Business Unit to the Office Business Unit. Operating results for the three months ended September 30, 2019 and the nine months ended September 30, 2019 also have been restated.

The primary products included in each segment are as follows:

Office Business Unit:	Office multifunction devices (MFDs) / Laser multifunction printers (MFPs)/ Laser printers / Digital continuous feed presses/ Digital sheet-fed presses / Wide-format printers / Document solutions

Imaging System Business Unit:

Interchangeable-lens digital cameras / Digital compact cameras /

Interchangeable lenses / Compact photo printers / Inkjet printers /

Large format inkjet printers / Commercial photo printers / Image scanners /

Calculators

Medical System Business Unit:

Digital radiography systems / Diagnostic X-ray systems /

Computed tomography (CT) systems /

Magnetic resonance imaging (MRI) systems /

Diagnostic ultrasound systems / Clinical chemistry analyzers /

Ophthalmic equipment

Industry and Others Business Unit:

Semiconductor lithography equipment /

FPD (Flat panel display) lithography equipment /

Vacuum thin-film deposition equipment /

Organic LED (OLED) panel manufacturing equipment / Die bonders /

Network cameras / Digital camcorders / Digital cinema cameras /

Multimedia projectors / Broadcast equipment / Micromotors /

Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on income before income taxes.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information (continued)

Information about operating results for each segment for the nine months ended September 30, 2020 and 2019 is as follows:

	Office	Imaging System	Medical System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2020:
Net sales:
External customers	1,038,859	478,132	313,048	384,770	(301)	2,214,508
Intersegment	2,167	672	274	54,931	(58,044)	—

Total	1,041,026	478,804	313,322	439,701	(58,345)	2,214,508
Operating cost and expenses	993,512	450,176	298,371	434,137	3,998	2,180,194

Operating profit	47,514	28,628	14,951	5,564	(62,343)	34,314
Other income (deductions)	4,624	(16)	155	536	10,483	15,782

Income before income taxes	52,138	28,612	15,106	6,100	(51,860)	50,096

2019:
Net sales:
External customers	1,302,986	569,410	328,145	438,226	1,063	2,639,830
Intersegment	2,112	767	355	68,983	(72,217)	—

Total	1,305,098	570,177	328,500	507,209	(71,154)	2,639,830
Operating cost and expenses	1,179,941	542,696	309,379	489,161	(3,345)	2,517,832

Operating profit	125,157	27,481	19,121	18,048	(67,809)	121,998
Other income (deductions)	4,148	1,287	335	(81)	16,525	22,214

Income before income taxes	129,305	28,768	19,456	17,967	(51,284)	144,212

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information (continued)

Information about operating results for each segment for the three months ended September 30, 2020 and 2019 is as follows:

	Office	Imaging System	Medical System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2020:
Net sales:
External customers	335,169	185,149	105,219	133,336	8	758,881
Intersegment	691	253	157	19,959	(21,060)	—

Total	335,860	185,402	105,376	153,295	(21,052)	758,881
Operating cost and expenses	333,328	158,464	100,336	149,134	(1,573)	739,689

Operating profit	2,532	26,938	5,040	4,161	(19,479)	19,192
Other income (deductions)	1,555	(78)	(90)	161	2,068	3,616

Income before income taxes	4,087	26,860	4,950	4,322	(17,411)	22,808

2019:
Net sales:
External customers	424,625	188,947	113,863	141,484	576	869,495
Intersegment	714	227	74	23,174	(24,189)	—

Total	425,339	189,174	113,937	164,658	(23,613)	869,495
Operating cost and expenses	385,209	179,086	104,893	161,881	(19)	831,050

Operating profit	40,130	10,088	9,044	2,777	(23,594)	38,445
Other income (deductions)	1,329	304	406	111	6,429	8,579

Income before income taxes	41,459	10,392	9,450	2,888	(17,165)	47,024

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses. Amortization costs of identified intangible assets resulting from the purchase price allocation of Canon Medical Systems Corporation are also included in corporate expenses.

Corporate sales include gains and losses resulting from derivative financial instruments designated as cash flow hedges associated with forecasted intercompany sales.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information (continued)

Information about sales by product to external customers by business unit for the nine months ended September 30, 2020 and 2019 is as follows:

	Millions of yen
	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Office
Monochrome copiers	148,799	195,219
Color copiers	217,770	282,033
Printers	361,176	469,432
Others	311,114	356,302

Total	1,038,859	1,302,986
Imaging System
Cameras	217,971	328,581
Inkjet printers	227,800	200,941
Others	32,361	39,888

Total	478,132	569,410
Medical System
Diagnostic equipment	313,048	328,145

Industry and Others
Lithography equipment	81,895	116,760
Others	302,875	321,466

Total	384,770	438,226

Corporate	(301)	1,063

Consolidated	2,214,508	2,639,830

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information (continued)

Information about sales by product to external customers by business unit for the three months ended September 30, 2020 and 2019 is as follows:

	Millions of yen
	Three months ended September 30, 2020	Three months ended September 30, 2019
Office
Monochrome copiers	49,718	62,614
Color copiers	73,820	90,572
Printers	109,792	154,280
Others	101,839	117,159

Total	335,169	424,625
Imaging System
Cameras	91,044	108,455
Inkjet printers	82,215	67,795
Others	11,890	12,697

Total	185,149	188,947
Medical System
Diagnostic equipment	105,219	113,863

Industry and Others
Lithography equipment	32,834	32,319
Others	100,502	109,165

Total	133,336	141,484

Corporate	8	576

Consolidated	758,881	869,495

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information (continued)

Information by major geographic area for the nine months ended September 30, 2020 and 2019 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)
2020:
Net sales:	584,788	600,699	554,162	474,859	2,214,508

2019:
Net sales:	657,922	745,835	638,622	597,451	2,639,830

Information by major geographic area for the three months ended September 30, 2020 and 2019 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)
2020:
Net sales:	192,817	202,463	195,737	167,864	758,881

2019:
Net sales:	227,816	249,399	199,874	192,406	869,495

Net sales are attributed to areas based on the location where the product is shipped to the customers.

(2)	Other Information

The Board of Directors approved an interim cash dividend at the meeting held on July 28, 2020 as below:

1. Total amount of interim cash dividends:

41,831 million yen

2. Amount of an interim cash dividend per share:

40 yen

3. Payment date:

August 27, 2020

Note:

The interim dividend was paid to registered shareholders as of June 30, 2020.